UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Veritas Independent Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2201 Washington Ave, Suite 2
(No. and Street)

Conway	Arkansas	72032
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Shannon 501-358-6131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJSH and Co. LLP
(Name – *if individual, state last, first, middle name*)

C7/227, Sector 7	Rohini	New Delhi	11008
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Debra Shannon   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Veritas Independent Partners LLC   , as

of December 31   , 20 20   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



> STATE OF ARKANSAS
> NOTARY PUBLIC
>
> GAIL MURDOCH
> MY COMMISSION # 12373716
> EXPIRES: November 23, 2029
> Pope County

Gail Murdoch
Notary Public

Debra Shannon
Signature

Managing Member
Title

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition.
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [✓] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [✓] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

VERITAS INDEPENDENT PARTNERS, LLC

REPORTS PURSUANT TO RULES 17a-5(d)

YEAR ENDED DECEMBER 31, 2020

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Members of
Veritas Independent Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Veritas Independent Partners, LLC (the "Company") as of December 31, 2020 and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

AJSH & Co. LLP

AJSH & Co LLP

We have served as the Company's Auditor since 2018

New Delhi, India
March 31, 2021

VERITAS INDEPENDENT PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$	25,875
Commissions & commission sharing receivable		206,056
Accounts receivable - personnel		100
Central registration depository account		1,594
Prepaid expenses		1,699
Right of use asset		3,593
Total assets	$	238,917

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable and accrued expenses	$	97,408
Lease liability - roua	$	3,593
PPP loan	$	18,733
Related party payables		21,972
Total liabilities		141,706
COMMITMENTS AND CONTINGENCIES (Notes 5 and 6)		-
MEMBER'S EQUITY (Note 2)		97,211
Total liabilities and member's equity	$	238,917

The accompanying notes are an integral part of this statement.


VERITAS INDEPENDENT PARTNERS, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2020


REVENUES:

Commissions	$ 1,444,254
Insurance income	15,851
Commissions sharing income	70,911
Reimbursed expenses	54,328
Other income	12,527
Total revenues	1,597,871

EXPENSES:

Commission	1,234,740
Professional services	49,728
Personnel	98,616
General operating	63,750
Insurance	25,519
Regulatory	34,059
Marketing	1,308
Other	848
Total expenses	1,508,568

NET INCOME	$ 89,303


The accompanying notes are an integral part of this statement.



VERITAS INDEPENDENT PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2020


CASH FLOWS FROM (TO) OPERATING ACTIVITIES:

Net income	$ 89,303
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) Decrease in accounts receivable - personnel	1,675
(Increase) Decrease in central registration depository account	(1,511)
(Increase) Decrease in prepaid expenses	(426)
(Increase) Decrease in commissions receivable	(138,633)
(Increase) Decrease in right of use asset	(3,593)
Increase (Decrease) in accounts payable and accrued expenses	42,107
Increase (Decrease) in Lease liability - roua	3,593
Increase (Decrease) in related party payables	8,041
Net cash provided by operating activities	556

CASH FLOWS FROM FINANCING ACTIVITIES:

PPP loan	18,734
Capital distribution	(14,400)
Net cash provided by financing activities	4,334

NET INCREASE IN CASH	4,890
CASH, at beginning of year	20,985
CASH, at end of year	$ 25,875


The accompanying notes are an integral part of this statement.


VERITAS INDEPENDENT PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

BALANCES, December 31, 2019	$	22,308
Distributions		(14,400)
Net income		89,303
BALANCES, December 31, 2020	$	**97,211**

The accompanying notes are an integral part of this statement.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Veritas Independent Partners, LLC (the "Company") is an Arkansas limited liability company formed on September 9, 2013. The Company is affiliated with Cardinal Investment Group ("Cardinal"), a registered branch office of the Company and Tartan Properties through common ownership. The Company is registered with the Securities and Exchange Commission (SEC), and licensed by the Financial Industry Regulatory Authority, Inc. (FINRA). The Company operates as a securities broker-dealer for mutual funds, variable annuities, and investment advisory services.

15c3-3 Exemption

The Company carries no customer funds or securities and therefore is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934. The Company identified the provisions of Footnote 74 under which the Company is not required to claim an exemption from 17 C.F.R 240.15c3-3. The Company met the identified provisions of Footnote 74 for the period November 19, 2020, through December 31, 2020.

Revenue Recognition

The Company's main source of revenue is mutual funds, variable annuities and investment advisory services. This revenue and the related commission expense are recognized on an accrual basis.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers investments with a maturity of three months or less to be cash equivalents.

NOTE 1- ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES(cont'd)

Income Taxes

The Company is not a taxable entity and thus the financial statements do not include a provision for income taxes. The Company's members are taxed on their respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2017. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2020.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Leases

The Company's accounting and reporting of its leases complies with FASB ASC 842, Lease. See Note 3.

NOTE 2 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2020, the Company had net capital and net capital requirements of $40,977 and $7,959, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.91 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 – RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Effective December 1, 2020, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to lease that have a lease term greater than 12 months at lease commencement, or that include an option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; 3) expanded disclosures of lease agreements, cost and other matters. See Note 4.

NOTE 4 – LEASES

The Company is a lessee in a non-cancelable operating lease for office space subject to ASC 842, Leases. The lease agreement does not include a termination or renewal option for either party, or restrictive financial or other covenants. The non-cancelable operating lease is set to expire on May 1, 2021.

NOTE 5 – RELATED PARTY TRANSACTIONS AND COMMITMENTS

The Company is affiliated with Cardinal Investment Group ("Cardinal"), a registered branch office of the Company and Tartan Properties through common ownership.

The Company has an expense sharing agreement ("ESA") with Cardinal. Under the agreement, the Company pays an allocation of Cardinal's utilities.

The Company entered into a lease agreement with Tartan Properties which will expire May 1, 2021.

At December 31, 2020 there were related party payables of $21,972 that are commissions due to the members of the Firm. The Firm has recorded $60,000 as payroll expense and $226,828 as commission expense paid to members for 2020.

NOTE 6 – FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash and cash equivalents, accounts receivable and other assets and accounts payable are carried at amounts that approximate fair value due to the short–term nature of those instruments.

NOTE 7 - PAYCHECK PROTECTION PROGRAM LOAN

During the 12 months ended December 31, 2020 the Company borrowed $18,650 under the Paycheck Protection Program (PPP) established by the Coronavirus Aid, Relief, and Economic Security Act sponsored by the United State and administered by the Small Business Administration (the "SBA").

The loan is subject to a note dated April 13, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CRAES Act. No determination has been made by the SBA as to whether the Company will be eligible for forgiveness, in whole or in part. The loan bears interest at a rate of 1% and is payable in monthly installments of principal and interest over 24 months beginning 6 months for the date of the note. The loan may be repaid at any time with no prepayment penalty. The Company has utilized the entirety of the proceeds of this loan to pay expenses covered by the PPP as of December 31, 2020.

NOTE 8 – SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

VERITAS INDEPENDENT PARTNERS, LLC

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2020

CREDIT:

Stockholders' equity	$ 97,211
Allowable credits - PPP loan	18,733
Total credits	115,944

DEBITS:

Nonallowable assets:	
Accounts receivable - personnel	100
Commissions & commission sharing - nonallowable	71,575
Central registration depository account	1,594
Prepaid expenses	1,699
Total debits	74,968

NET CAPITAL	40,976
Minimum requirement of 6-2/3% of aggregate indebtedness of $119,380 or $5,000, whichever is greater	7,959
Excess net capital	$ 33,017

AGGREGATE INDEBTEDNESS:

Accounts payable, accrued expenses & related party payables	$ 119,380

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.91 to 1

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of December 31, 2020.

See Independent Auditor's Report.

AJSH & Co LLP
Chartered Accountants
(Formerly known as " AJSH & Co." converted and registered as LLP on 11-04-2016 vide LLPIN: AAG-1471)

C-7/227, Sector-7, Rohini
New Delhi-110085
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of Independent Registered Public Accounting Firm

To the Members of
Veritas Independent Partners, LLC

We have reviewed management's statements, included in the accompanying Veritas Independent Partners, LLC's Exemption Report, in which (1) Veritas Independent Partners, LLC's identified the following provisions of 17 C.F.R. under which the Company claimed an exemption from 17 C.F.R. §240.17a-5 under footnote 74 of 17a-5 (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in SEC Footnote 74 of SEC Rule 17a-5 under the Securities Exchange Act of 1934.

AJSH & Co. LLP

AJSH & Co LLP

New Delhi, India
March 31, 2021

VERITAS INDEPENDENT PARTNERS, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2020

To the best knowledge and belief of Veritas Independent Partners, LLC:

The Company did not claim an exemptive provision to Rule 15c3-3 of the Securities Exchange Act of 1934 during the period November 11, 2020 through December 31, 2020.

The Company believes the services they provide would not subject the Company to the provisions of SEC Rule 15c3-3, because the Company without exception, did not hold customer funds or securities and its business activities were limited to mutual funds, variable products, municipal securities and investment advisory services; during the period November 11, 2020 through December 31, 2020.

The Company is filing this exemption report and a related accountant's report in accordance with Footnote 74 of SEC Release 34-70073 and as discussed in Question 8 of the related FAQ issued by the SEC Staff.



Signature

Managing Member
Title CCO